Exhibit 99.1

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
Level 3, 22 Pitt Street
Sydney NSW 2000 Australia
Telephone (02) 8274 5239
Fax (02) 8274 5218
GPO Box 3935
Sydney NSW 2001 Australia
19 February 2008
The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
James Hardie will conduct a management briefing on its 3rd Quarter FY08 Results on Thursday, 28 February 2008.
A physical briefing for analyst/investors and media will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, Sydney at 11.00am. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:

Local:	02 8113 1426

International:	+61 2 8113 1426
Confirmation code for the teleconference is: 6120181

URL:	http://www.ir.jameshardie.com.au/jh/results_fy_2008/webcast_q3_fy08.jsp
Yours faithfully
Steve Ashe
Vice-President, Investor Relations